# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Saba Capital Income & Opportunities Fund II, CIK 0000828803
CUSIP: 880198205
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 405 Lexington Avenue, 58th Floor, New York, New York (NY), 10174
Date of event which requires filing of this statement: 01/22/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001509510

## Reporting persons
- Thomas J. Herzfeld Advisors, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Florida (FL); sole voting power 775,805; shared voting power 0; sole dispositive power 775,805; shared dispositive power 0; aggregate amount beneficially owned 775,805 (2.85% of the class)

## Item 1. Issuer
Name of issuer: Saba Capital Income & Opportunities Fund II
Address of issuer's principal executive offices: 405 Lexington Ave, 58th Floor, NY, NY, 10174

## Item 2. Person Filing
Name of person filing: Thomas J. Herzfeld Advisors, Inc.
Address of principal business office or, if none, residence: 119 Washington Ave, Suite 504, Miami Beach, FL 33139
Citizenship: A Florida Corporation

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 775,805
Percent of class: 2.85%
Sole power to vote or to direct the vote: 775,805
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 775,805
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Thomas J. Herzfeld Advisors, Inc.: /s/ Erik M. Herzfeld, Erik M. Herzfeld, President (04/08/2026)